Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX/NYSE AMERICAN: SVM

SILVERCORP’S MINES ACHIEVE “GREEN MINE” CERTIFICATIONS

VANCOUVER, British Columbia – November 23, 2020 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report that its TLP, LME, LMW and HPG mines in the Ying Mining District, Henan Province, and GC mine, Guangdong Province, have been certified as “green mines” in China. A "green mine" is a certification awarded to mines that minimize adverse impacts on the environment and adopt scientific design and measures to ensure sustainable development from mine development to closure.

Generally, a “green mine” designation allows for a more favourable treatment from different levels of government, including in relation to priority rights to mining resources, improved land security for mine construction, and finance and tax support through coordinated policies.

Certification Status
On October 23, 2020, the TLP, LME, LMW and HPG mines passed a six day, on-site inspection and assessment by an independent third party appointed by the Department of Natural Resources of Henan Province, with scores exceeding 80%, and were enlisted as “National Green Mines”. Final certification will be issued by the Ministry of Natural Resources of China.

The GC mine also passed an independent, on-site inspection and assessment to be enlisted as a “National Green Mine” by the Department of Natural Resources of Guangdong Province on September 26, 2020.

Silvercorp’s SGX and HZG mines both received the designation of “National Green Mine” in November 2015.

Review and Assessment Process

To qualify as a “National Green Mine”, amongst other things, the mine owner must not have been penalized in the past three years by national resources or environmental regulators. Green mine assessments cover a broad range of topics, including:

  Rights and licenses: Operate with and in compliance with relevant mining rights and licenses, national laws, regulations, industrial policies, national mineral resources plans, and geological environment protection plans;

  Environmental impact assessment: State-approved plans with water and soil conservation measures and comprehensive safety assessments, security bonds for environmental restoration;

  No incidents: No reported production accidents, deaths, environmental accidents, or administrative penalties imposed within the two years prior to the application;

  Efficient operations: Promote technological innovation in mining and processing to maximize extraction and minimize waste through recycling;

  Stakeholder impacts and relationships: Generate social, environmental and community benefits in addition to economic benefits (taxes, fees and profits) inside and outside the organization;

  Promote energy efficiency: Employ new, energy-saving technologies and processes to reduce energy consumption;

  Environmental protection and reclamation: Minimize dust pollution, material stockpiles, forestry impacts and soil loss, and control waste discharges; and

  Management and supervision: Organizational structure and internal controls to ensure sufficient oversight and continuous safety at all operations.

Each mine that has been included in the national list of green mines is subject to ongoing supervision and random site audits by the provincial Departments of Natural Resources. Mines that do not satisfy the requirements are removed from the national list and will be closed.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.